Exhibit 16.1

March 27, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated March 25, 2009, of American Physicians Service Group, Inc. and are in agreement with the statements contained in the second and third paragraphs therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ BDO Seidmen LLP